UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-09553

CBS 401(k) PLAN
(Full title of the plan)

VIACOMCBS INC.
(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036
(Address of principal executive office)

CBS 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2020 AND 2019

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3

Notes to Financial Statements	4

Schedules
Supplemental Schedules:
Schedule H, line 4a - Schedule of Delinquent Participant Contributions	S - 1

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	S - 2

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signature

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the ViacomCBS Administrative Committee and Plan Participants of CBS 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CBS 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 and Schedule of Assets (Held at End of Year) as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 25, 2021

We have served as the Plan’s auditor since at least 1996. We have not been able to determine the specific year we began serving as auditor of the Plan.

CBS 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	At December 31,
	2020	2019
Assets
Investments, at fair value	$3,247,355	$3,006,681
Synthetic guaranteed investment contracts, at contract value	951,081	969,359
Receivables:
Notes receivable from participants	21,636	25,028
Employer contributions	3,001	2,536
Interest and dividends	3,308	3,787
Due from broker for securities sold	464	942
Total assets	4,226,845	4,008,333
Liabilities
Accrued expenses	1,554	1,423
Due to broker for securities purchased	1,473	795
Total liabilities	3,027	2,218
Net assets available for benefits	$4,223,818	$4,006,115
The accompanying notes are an integral part of these financial statements.

CBS 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended
December 31, 2020
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$442,494
Interest	16,778
Dividends	9,635
Interest income on notes receivable from participants	1,253
Contributions:
Employee	108,405
Employer	35,429
Rollover	15,342
Total additions	629,336
Deductions from net assets attributed to:
Benefits paid to participants	(408,754)
Plan expenses	(2,879)
Total deductions	(411,633)
Net increase	217,703
Net assets available for benefits, beginning of year	4,006,115
Net assets available for benefits, end of year	$4,223,818
The accompanying notes are an integral part of these financial statements.

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 - MERGER WITH VIACOM INC.
On December 4, 2019, Viacom Inc. (“Viacom”) merged with and into CBS Corporation (“CBS”), with CBS continuing as the surviving company (the “Merger”). At the effective time of the Merger (the “Effective Time”), the combined company changed its name to ViacomCBS Inc. (“ViacomCBS” or the “Company”). At the Effective Time, (1) each share of Viacom Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held directly by Viacom as treasury shares or held by CBS, was converted automatically into 0.59625 shares of ViacomCBS Class A Common Stock, and (2) each share of Viacom Class B Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held directly by Viacom as treasury shares or held by CBS, was converted automatically into 0.59625 shares of ViacomCBS Class B Common Stock. At the Effective Time, each share of CBS Class A Common Stock and each share of CBS Class B Common Stock issued and outstanding immediately prior to the Effective Time, remained an issued and outstanding share of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock, respectively, and was not affected by the Merger.

NOTE 2 - PLAN DESCRIPTION
The following is a brief description of the CBS 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document, as amended, for more complete information regarding the Plan.

The Plan, sponsored by the Company, is a defined contribution plan offered to substantially all of the Company’s employees who (i) immediately prior to the Effective Time were employed by CBS Corporation or any of its subsidiaries, and paid through a CBS Corporation payroll system (“CBS Payroll”), (ii) on or after the Effective Time were hired by the Company or any of its subsidiaries or affiliates and paid through CBS Payroll, or (iii) on or after the Effective Time were transferred or reassigned and paid through CBS Payroll.

Eligible full-time, newly hired employees may enroll in the Plan immediately or are automatically enrolled following 60 days after hire or rehire and attainment of age 21, unless they elect not to participate. Part-time employees are automatically enrolled in the Plan on the first day of the month following the attainment of age 21 and completion of 1,000 hours of service within a consecutive twelve-month period, unless they already voluntarily enrolled upon meeting the age and service requirements or have elected not to participate. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is overseen by the ViacomCBS Administrative Committee (the “Administrative Committee”). The Administrative Committee has been designated as the administrator of the Plan as defined under ERISA (the “Plan Administrator”) under the Plan document.

Exempt Party-in-Interest Transactions
Certain Plan investments are shares of the Company’s Class A Common Stock and Class B Common Stock and therefore qualify as party-in-interest transactions. The fair value of these investments was $169 million and $194 million at December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, these investments depreciated by $18 million and earned dividends of $5 million. During the year ended December 31, 2020, the Plan purchased $12 million and sold $19 million of the Company’s Class A and Class B Common Stock.

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
Fidelity Management Trust Company (the “Trustee”) is the trustee and custodian of the Plan, Fidelity Workplace Services LLC (the “Recordkeeper”) is the recordkeeper of the Plan, and State Street Global Advisors Trust Company (“State Street”) is an independent fiduciary for the Plan’s ViacomCBS common stock funds. Certain Plan investments are shares of funds and bonds managed by the Trustee, State Street or their affiliates and therefore qualify as party-in-interest transactions. The fair value of these investments was $35 million and $22 million at December 31, 2020 and 2019, respectively. The Plan’s investments also include a synthetic guaranteed investment contract issued by State Street. The contract value of this synthetic guaranteed investment contract was $88 million at December 31, 2020.

Participant Accounts
Each Plan participant’s account is credited with the participant’s contributions, the employer matching contributions, if applicable, and the participant’s share of the interest, dividends, and any realized or unrealized gains or losses of the Plan’s assets, net of certain Plan expenses.

Participants have the option of investing their contributions or existing account balances among various investment options. These investment options include common collective funds, registered investment companies (mutual funds), separately managed accounts, which primarily invest in common stocks, a fixed income fund and the ViacomCBS Class B Common Stock fund. Some participants are invested in the ViacomCBS Class A Common Stock, but that fund is closed to new investment.

Within the Plan, the ViacomCBS Class A Common Stock fund and ViacomCBS Class B Common Stock fund are part of an Employee Stock Ownership Plan (“ESOP”). As a result, the Plan offers an ESOP dividend election under which Plan participants can elect to reinvest any ESOP dividends paid on vested shares back into the ESOP account in ViacomCBS Class B Common Stock or, for the ViacomCBS Class B Common Stock fund only, to receive the dividends as a cash payout. If a participant does not make an election, the dividends are reinvested in the ESOP account in the ViacomCBS Class B Common Stock fund.

Participants may also elect to open a self-directed brokerage account (“SDA”). Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the fixed income fund. A participant may transfer up to 25% of his or her account balance (net of loans) to the SDA. The initial transfer to the SDA may not be less than $2,500 and there is no minimum for subsequent individual transfers.

Contributions
The Plan permits participants to contribute up to 50% of eligible annual compensation on a traditional before-tax, Roth 401(k) after-tax, or combination basis and up to 15% of eligible annual compensation on a traditional after-tax basis, subject to the Code limitations set forth below. Total combined contributions may not exceed 50% of eligible annual compensation. Roth 401(k) contributions and the related earnings can be withdrawn tax-free if certain requirements are met. The level of employer matching contributions is entirely at the discretion of the Board and is determined annually for all participants in the Plan. For 2020, the Board set the employer’s matching contribution at 60% of the first 5% of eligible compensation contributed on a before-tax or Roth 401(k) basis.

Effective January 1, 2021 the plan was amended to provide (1) nondiscretionary employer matching contributions and (2) discretionary profit-sharing contributions. The formula for the nondiscretionary matching contributions is (a) 100% of a participant’s deferrals on the first 1% of the participant’s eligible compensation, plus (b) 80% of a participant’s deferrals on the next 5% of the participant’s eligible compensation. For 2021, if a discretionary profit-sharing contribution is made, (a) it will be contributed in early 2022 for those participants who are active employees eligible for the plan on December 31, 2021 and (b) will be based on a target 1.5% of each eligible participant’s eligible compensation.

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Participants may elect to invest their contributions in any investment option, including the ViacomCBS Class B Common Stock fund. If no option is elected by the participant, the contribution is invested in the Plan’s Qualified Default Investment Alternative (“QDIA”), a common collective fund that is primarily invested in a mix of equities and bonds appropriate for the participant’s target retirement year, which is assumed to be at age 65.

Upon date of hire and, effective on the 60th day following the date upon which an employee becomes eligible to participate in the Plan, newly hired employees are deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 5% (increased to 6% for years after 2020) of the employee’s eligible compensation. However, a deemed authorization does not take effect if, during the 60-day period, the employee elects not to participate in the Plan or to participate at a different contribution rate.

The Code limits the amount of annual participant contributions that can be made on a before-tax or Roth 401(k) basis to $19,500 for 2020. Total compensation considered under the Plan, based on Code limits, could not exceed $285,000 for 2020. The Code also limits annual aggregate participant and employer contributions to the lesser of $57,000 or 100% of compensation in 2020. All contributions made to the Plan on an annual basis may be further limited due to certain nondiscrimination requirements prescribed by the Code.

All participants who have attained age 50 before the close of the Plan year (calendar year) are eligible to make catch-up contributions. These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participant makes the maximum $19,500 contribution permitted for the Plan year. The limit for catch-up contributions was $6,500 in 2020.

Vesting
Participants in the Plan are immediately vested in their own contributions and earnings thereon. Effective July 1, 2019, the Plan was amended to provide that employer matching contributions vest at one-third per year of service, becoming fully vested after three years of service. Effective January 1, 2021, the plan was amended to provide that employer matching contributions and profit-sharing contributions, if any (collectively “employer contributions”) will be fully vested after 2 years of service.

Forfeitures
If a participant’s employment terminates prior to being vested in their employer contributions, the non-vested portion of their account is forfeited and may be used for future employer contributions and to pay administrative expenses. Forfeitures are recorded at the time vested benefits are distributed or as of the close of the fifth consecutive year of break in service if no distribution was elected. During 2020, the Plan utilized forfeitures of $1.4 million for matching contributions and approximately $226,000 to pay administrative expenses. As of December 31, 2020 and 2019, the Plan had forfeitures of approximately $831,000 and $22,000, respectively, available to be used as noted above.

Notes Receivable from Participants
Eligible participants may request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved. Principal and interest is payable through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan proceeds to the participant. The Plan allows participants to elect a repayment term of up to

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s current investment elections. Loans outstanding at December 31, 2020 carry interest rates ranging from 4.25% to 9.25%.

Distributions and Withdrawals
Earnings on employee contributions (other than after-tax contributions) and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum, in installments over a period of up to 20 years, or in partial distributions of the account balance in the event of retirement, termination of employment, disability or death. For vested account balances invested in the ViacomCBS Class A Common Stock fund and ViacomCBS Class B Common Stock fund, participants may elect to receive distributions in cash or whole shares. In general, participants must receive a required minimum distribution (“RMD”) upon attainment of a certain age, unless they are still employed. For individuals who attained age 70 ½ on or before December 31, 2019, that age is 70 ½. For individuals who attain age 70 ½ on or after January 1, 2020, in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), that age is 72.

Participants in the Plan may withdraw part or all of their after-tax and rollover contributions and the vested portion of employer matching contributions. Upon attainment of age 59 ½, participants may also withdraw all or part of their before-tax or Roth 401(k) contributions and earnings thereon. The Plan limits participants to two of the above withdrawal elections in each Plan year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and employee before-tax or Roth 401(k) contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon are eligible for distribution and can be rolled over to a tax qualified retirement plan or an Individual Retirement Account (“IRA”) or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to rollover the vested account balance, it will be automatically paid in a single lump sum cash payment, and taxes will be withheld from the distribution.

In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security Act (CARES
Act) to provide expanded access to retirement plan accounts during the coronavirus disease (“COVID-19”) pandemic. The Plan adopted provisions relating to the withdrawal feature made available to individuals impacted by COVID-19. Those withdrawals first became available under the Plan as of April 7, 2020 and were available through December 31, 2020. The CARES Act also granted a one-year waiver for RMDs otherwise payable in 2020, including distributions for Plan participants who turned 70 ½ in 2019 and would ordinarily have received two distributions in 2020 - one in April for 2019 and another by year-end for 2020. The Plan suspended RMDs payable after the CARES Act was enacted.

Plan Expenses
Trustee fees and fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses such as fees for accounting, investment consulting and employee communications may be paid by the Plan using forfeitures or may be paid by the Company. Recordkeeping fees are paid from participant

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
accounts. For 2020, $2.9 million was paid to the Trustee and the Recordkeeper, parties in interest, for services provided during the year.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

In accordance with Financial Accounting Standards Board (“FASB”) guidance, investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Contract value was determined to be the relevant measurement for the portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis with respect to the fully benefit-responsive investment contracts.

Investment Valuation
Short-term money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Investments in common stock are reported at fair value based on quoted market prices on national security exchanges. Investments in registered investment companies are reported at fair value based on quoted market prices in active markets. The fair value of investments in separately managed accounts is determined by the Trustee based upon the fair value of the underlying securities. The fair values of investments in common collective funds are determined using the net asset value per share (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The common collective funds have no restrictions on participant redemptions. The notice period applicable to the Plan in the case of a full redemption varies by fund and ranges from one day to one month. The Plan had no unfunded commitments relating to the common collective funds at December 31, 2020 and 2019. The fair value of fixed income, asset-backed and mortgage-backed securities is determined by independent pricing sources based on quoted market prices, when available, or using valuation models which incorporate certain other observable inputs including recent trading activity for comparable securities and broker quoted prices. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value.

As part of their investment strategy, the managers of the Fixed Income Fund, which invests in synthetic guaranteed investment contracts, may use derivative financial instruments for various purposes, including managing exposure to sector risk or movements in interest rates, extending the duration of the investment portfolio and as a substitute for cash securities. The derivative instruments typically used are interest rate futures and swaps. Interest rate swaps are recorded at fair value and marked-to-market through the duration of the contract term with an offsetting increase to unrealized appreciation (depreciation). Futures are marked-to-market and settled daily. The daily receipt or payment is recognized as unrealized appreciation (depreciation) until the contract is closed at which time the total fair value of the futures contract is recognized as a realized gain (loss).

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts through the fixed income fund. The contract value of these contracts represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals.

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
Security Transactions and Income Recognition
Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.
Net appreciation or depreciation in the fair value of investments, included in the Statement of Changes in Net Assets Available for Benefits, consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments presented at fair value.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits
Benefit payments are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.
NOTE 4 - RISKS AND UNCERTAINTIES
The Plan provides for various investment options. Investment securities are exposed to various risks such as market, interest rate and credit risk. Market values of investments could decline for several reasons including changes in prevailing markets and interest rates, increases in defaults, and credit rating downgrades. In addition, the COVID-19 pandemic continues to impact the macroeconomic environment in the United States and globally. The magnitude of the impact will depend on numerous evolving factors, including the duration and extent of the pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions in the aftermath of COVID-19. Because of the uncertain nature of the pandemic, as well as the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.
NOTE 5 - INVESTMENTS AT CONTRACT VALUE
The Plan invests in synthetic guaranteed investment contracts, which provide for the repayment of principal plus interest through benefit-responsive wrapper contracts. A wrapper contract is issued by a third party insurance company, financial institution or bank, and is held in combination with fixed income securities to form a synthetic guaranteed investment contract. The interest crediting rate on synthetic guaranteed investment contracts reflects the yield of the associated fixed income investments, plus the amortization of realized and unrealized gains and losses on those investments, typically over the duration of the investments. Interest crediting rates are reset on a monthly or quarterly basis, and the wrapper contracts provide that adjustments to the interest crediting rate cannot result in a future interest crediting rate that is less than zero. Certain factors can influence the future interest crediting rates, including the level of market interest rates, the amount and timing of participant contributions and withdrawals, and

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
the returns generated by the fixed income investments that are associated with the synthetic guaranteed investment contract.

Certain employer initiated events may limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, full or partial termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from the contract to switch to a different investment provider, an employer’s bankruptcy, layoffs, plant closings, corporate spin-offs, mergers, divestitures or other workforce restructurings, or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a replacement contract with identical terms. The Plan Administrator believes that no events are probable of occurring that may limit the ability of the Plan to transact at contract value.

The contract issuer is permitted to terminate the fully benefit-responsive investment contracts with the Plan and settle at an amount different from contract value in certain events, including loss of the Plan’s qualified status, an uncured material breach of responsibility, or material adverse changes to the provisions of the Plan.

At December 31, 2020 and 2019, the contract value of the Plan’s synthetic guaranteed investment contracts was $951 million and $969 million, respectively.
NOTE 6 - FAIR VALUE MEASUREMENTS
The following tables set forth the Plan’s financial assets measured at fair value on a recurring basis at December 31, 2020 and 2019. See Note 3 for the valuation methodology used to measure the fair value of these investments. There have been no changes to the methodologies used to measure the fair value of each asset from December 31, 2019 to December 31, 2020. These assets have been categorized according to the three-level fair value hierarchy established by the FASB, which prioritizes the inputs used in measuring fair value. Level 1 is based on quoted prices for the asset in active markets. Level 2 is based on inputs that are observable other than quoted market prices in Level 1, such as quoted prices for the asset in inactive markets or quoted prices for similar assets. Level 3 is based on unobservable inputs reflecting the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset. The asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan has no investments classified within Level 3 of the valuation hierarchy.

At December 31, 2020	Level 1	Level 2	Total
Self-directed accounts (a)	$48,283	$6,420	$54,703
Separately managed accounts:
Wellington Growth Portfolio (b)	317,686	51	317,737
Dodge & Cox Value Equity Fund (b)	132,889	1,971	134,860
ViacomCBS Common Stock funds (c)	168,603	246	168,849
Registered investment companies (d)	153,307	—	153,307
Money market funds (e)	—	22,590	22,590
Total assets in fair value hierarchy	$820,768	$31,278	$852,046
Common collective funds measured at net asset value (f)			2,395,309
Investments, at fair value			$3,247,355

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

At December 31, 2019	Level 1	Level 2	Total
Self-directed accounts (a)	$37,023	$5,008	$42,031
Separately managed accounts:
Wellington Growth Portfolio (b)	236,706	1,196	237,902
Dodge & Cox Value Equity Fund (b)	146,182	2,358	148,540
ViacomCBS Common Stock funds (c)	193,998	435	194,433
Registered investment companies (d)	252,551	—	252,551
Money market funds (e)	—	11,181	11,181
Total assets in fair value hierarchy	$866,460	$20,178	$886,638
Common collective funds measured at net asset value (f)			2,120,043
Investments, at fair value			$3,006,681
(a)Primarily invested in common stock and registered investment companies. Assets categorized as Level 2 reflect investments in money market funds.
(b)Primarily invested in large capitalization equities. Assets categorized as Level 2 reflect investments in money market funds.
(c)Assets categorized as Level 2 reflect investments in money market funds.
(d)Primarily invested in equities.
(e)Primarily invested in U.S. government securities and U.S. government agency securities.
(f)In accordance with FASB guidance, investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
NOTE 7 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) issued a favorable determination letter dated January 13, 2015, indicating that the Plan document satisfied the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan Administrator believes that, although the Plan has been amended subsequent to the date of the IRS determination, it is designed and is currently being operated in compliance with the applicable provisions of the Code. In addition, the Plan Administrator has concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken that require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.
NOTE 8 - TERMINATION PRIORITIES
The Company has reserved the right by action of the ViacomCBS Board of Directors or Administrative Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of termination of the Plan, participants become fully vested.
NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2020	2019
Net assets available for benefits per the financial statements	$4,223,818	$4,006,115
Participant loans deemed distributed	(1,422)	(1,444)
Net assets available for benefits per the Form 5500	$4,222,396	$4,004,671

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
The following is a reconciliation of the net increase in net assets available for benefits as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2020
Net increase in net assets available for benefits per the financial statements	$217,703
Participant loans deemed distributed at December 31, 2020	(1,422)
Participant loans deemed distributed at December 31, 2019	1,444
Net increase in net assets available for benefits per the Form 5500	$217,725

NOTE 10 - SUBSEQUENT EVENTS
Subsequent events and transactions have been evaluated through the date the financial statements were issued, and are incorporated herein as applicable.

SCHEDULE H, line 4a

CBS 401(k) PLAN
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2020
(Dollars in thousands)

Participant Contributions Transferred late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary
Check Here If Late Participant Loan				Fiduciary Correction Program (VFCP) and
Repayments Are Included ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Prohibited Transaction Exemption 2002-51
$—	$—	$7	$—	$—

SCHEDULE H, line 4i

CBS 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020
(Dollars in thousands)

	Identity of issue, borrower, lessor or similar party	Maturity and Interest Rates	Cost (4)	Current Value
	Self-Directed Accounts (1)			$54,703

	Corporate Common Stock Funds
*	ViacomCBS Inc. Class A Common Stock			355
*	ViacomCBS Inc. Class B Common Stock			168,248
*	Fidelity Institutional Money Market Government Portfolio			246
	Total Corporate Common Stock Funds			168,849

	Registered Investment Companies
	Vanguard Total International Stock Index Fund			153,307
*	Fidelity Institutional Money Market Government Portfolio			22,590
	Total Registered Investment Companies			175,897

	Common / Collective Funds
	BlackRock S&P 500 Index Fund			792,988
	BNY Mellon Aggregate Bond Index Fund			248,033
	BlackRock Extended Equity Market Fund			190,033
	BlackRock LifePath Retirement Fund			176,242
	BlackRock LifePath 2040 Fund			171,952
	BlackRock LifePath 2050 Fund			160,129
	BlackRock LifePath 2045 Fund			131,224
	BlackRock LifePath 2030 Fund			94,468
	BlackRock LifePath 2035 Fund			92,827
	BlackRock LifePath 2025 Fund			80,790
	BlackRock LifePath 2055 Fund			69,435
	BlackRock LifePath 2060 Fund			15,031
	INVESCO International Growth Fund			73,999
	Wasatch Core Growth CIT Class A			98,158
	Total Common Collective Funds			2,395,309

	Separately Managed Accounts
	Wellington Growth Portfolio (1) (2)			317,737
	Dodge & Cox Value Equity Fund (1) (2)			134,860
	Total Separately Managed Accounts			452,597

	Synthetic Guaranteed Investment Contracts
	Transamerica Premier Life Insurance Company MDA01263TR	Evergreen and variable %		344,057
	Lincoln National Life Insurance Company BVW0024G	Evergreen and variable %		282,321
	Prudential Insurance Company of America GA-62413	Evergreen and variable %		236,254
*	State Street Bank and Trust Company No. 108002	Evergreen and variable %		88,449

	Total Synthetic Guaranteed Investment Contracts			951,081
*	Notes receivable from participants (3)	Maturity dates ranging from 2021 to 2045 and interest rates ranging from 4.25% to 9.25%		20,214

	Total investments and notes receivable from participants			$4,218,650

*	Identified as a party-in-interest to the Plan.
(1)	Includes $12 million of investments identified as party-in-interest transactions to the Plan.
(2)	Refer to Attachment A for listing of assets relating to these accounts.
(3)	Does not include participant loans deemed distributed.
(4)	There are no non-participant directed investments.

Attachment A
(In thousands)

	Identity of Issuer	Description	Cost	Current Value
	ABIOMED INC	COMMON STOCK		$4,331
	ADOBE INC	COMMON STOCK		7,034
	ADVANCED MICRO DEVICES INC	COMMON STOCK		6,773
	AIRBNB CLASS A	COMMON STOCK		523
	AIRBUS	COMMON STOCK		1,489
	ALIBABA GROUP HOLDING LTD SPON ADR	COMMON STOCK		2,214
	ALPHABET INC CL C	COMMON STOCK		16,531
	AMAZON.COM INC	COMMON STOCK		25,423
	AMERICAN EXPRESS	COMMON STOCK		4,179
	APPLE INC	COMMON STOCK		26,513
	AUTODESK INC	COMMON STOCK		5,610
	BIOGEN INC	COMMON STOCK		715
	BLACKSTONE	COMMON STOCK		1,784
	BOOKINGS	COMMON STOCK		1,686
	BOSTON SCIENTIFIC	COMMON STOCK		3,544
	BURLINGTON	COMMON STOCK		2,721
	CDW CORPORATION	COMMON STOCK		3,353
	CERIDIAN HCM HLDG INC	COMMON STOCK		1,147
	CONSTELLATION BRANDS INC CL A	COMMON STOCK		5,983
	CANADIAN NATL RAILWAY CO	COMMON STOCK		2,467
	COPART	COMMON STOCK		3,814
	DANAHER CORP	COMMON STOCK		945
	DISNEY	COMMON STOCK		2,724
	DOCUSIGN INC	COMMON STOCK		1,431
	DRAFTKINGS	COMMON STOCK		2,872
	EDWARDS LIFESCIENCES CORP	COMMON STOCK		1,729
	EQUIFAX INC	COMMON STOCK		1,278
	EQUINIX INC	COMMON STOCK		1,504
	FACEBOOK INC CL A	COMMON STOCK		10,380
	FIDELITY NATL INFORM SVCS INC	COMMON STOCK		4,306
	FLEETCOR TECHNOLOGIES INC	COMMON STOCK		5,481
	GLOBAL PAYMENTS INC	COMMON STOCK		4,609
	JB HUNT	COMMON STOCK		1,291
	HOME DEPOT INC	COMMON STOCK		1,704
	IDEX	COMMON STOCK		717
	IHS MARKIT LTD	COMMON STOCK		2,982
	ILLUMINA	COMMON STOCK		4,000
	INTUIT	COMMON STOCK		2,947
	LULULEMON	COMMON STOCK		2,077
	MARKEL CORP	COMMON STOCK		1,958
	MARKETAXESS HLDGS INC	COMMON STOCK		2,141
	MARSH & MCLENNAN COS INC	COMMON STOCK		2,274
	MASTERCARD INC CL A	COMMON STOCK		9,164
	MATCH GROUP	COMMON STOCK		1,616
	METTLER-TOLEDO INTL INC	COMMON STOCK		1,566
	MICROSOFT CORP	COMMON STOCK		22,910
	MICROCHIP TECHNOLOGY	COMMON STOCK		5,098
	MONOLITHIC	COMMON STOCK		993
	MONSTER BEVERAGE CORP	COMMON STOCK		3,641
	NORTHROP GRUMMAN CORP	COMMON STOCK		2,476
	NVIDIA	COMMON STOCK		4,208
	O’REILLY AUTOMOTIVE INC	COMMON STOCK		1,595
	PAYPAL HLDGS INC	COMMON STOCK		8,265
	PENUMBRA INC	COMMON STOCK		1,495
	PROGRESSIVE CORP OHIO	COMMON STOCK		3,271
	S&P GLOBAL INC	COMMON STOCK		1,906
	SALESFORCE.COM INC	COMMON STOCK		6,590
	SEAGEN	COMMON STOCK		2,020
	SERVICENOW INC	COMMON STOCK		4,841
	SHOPIFY	COMMON STOCK		1,681
	SPLUNK INC	COMMON STOCK		2,869
	SQUARE INC	COMMON STOCK		5,705
	SS&C	COMMON STOCK		5,136
*	STATE STREET GOVERNMENT SHORT TERM INVESTMENT FUND	MUTUAL FUND		51
	TJX COMPANIES INC NEW	COMMON STOCK		4,399
	TWITTER	COMMON STOCK		1,414
	TRANSUNION	COMMON STOCK		4,800
	TYLER TECHNOLOGIES INC	COMMON STOCK		2,362
	UBER TECHNOLOGIES INC	COMMON STOCK		2,720
	UNITEDHEALTH GROUP INC	COMMON STOCK		4,923
	VISA INC CL A	COMMON STOCK		5,801
	WORKDAY INC CL A	COMMON STOCK		4,387
	ZOOMINFO	COMMON STOCK		2,692
	NET PAYABLES			(42)
		WELLINGTON GROWTH PORTFOLIO		$317,737
*    Identified as a party-in-interest to the Plan.

Attachment A
(In thousands)

	Identity of Issuer	Description	Cost	Current Value
	AEGON NV (NY REGD) NEW YORK REGISTERED SHARES	COMMON STOCK		$632
	ALNYLAM PHARMACEUTICALS INC	COMMON STOCK		650
	ALPHABET INC CL C	COMMON STOCK		4,467
	ALPHABET INC CL A	COMMON STOCK		175
	AMERICAN EXPRESS CO	COMMON STOCK		2,056
	APACHE CORP	COMMON STOCK		836
	ASTRAZENECA PLC SPONS ADR	COMMON STOCK		1,000
	BAKER HUGHES CO	COMMON STOCK		2,012
	BANK OF AMERICA CORPORATION	COMMON STOCK		4,092
	BANK OF NEW YORK MELLON CORP	COMMON STOCK		3,056
	BIOMARIN PHARMACEUTICAL INC	COMMON STOCK		916
	THE BOOKING HOLDINGS INC	COMMON STOCK		2,227
	BRIGHTHOUSE FINANCIAL INC	COMMON STOCK		557
	BRISTOL-MYERS SQUIBB CO	COMMON STOCK		2,157
	CARRIER	COMMON STOCK		1,249
	CIGNA CORP	COMMON STOCK		3,822
	CVS HEALTH CORP	COMMON STOCK		1,223
	CAPITAL ONE FINANCIAL CORP	COMMON STOCK		5,654
	CELANESE CORP	COMMON STOCK		1,299
	CHARTER COMMUNICATIONS INC A	COMMON STOCK		3,506
	CISCO SYSTEMS INC	COMMON STOCK		2,121
	COGNIZANT TECH SOLUTIONS CL A	COMMON STOCK		2,131
	COMCAST CORP CL A	COMMON STOCK		4,538
	CONCHO RESOURCES INC	COMMON STOCK		1,120
	DELL TECHNOLOGIES INC CL C	COMMON STOCK		3,035
	DISH NETWORK CORP A	COMMON STOCK		1,083
	FACEBOOK	COMMON STOCK		1,093
	FEDEX CORP	COMMON STOCK		3,842
	FISERV	COMMON STOCK		922
	FOX CORP CL A	COMMON STOCK		1,490
	FOX CORPORATION B	COMMON STOCK		288
	GAP INC	COMMON STOCK		709
	GILEAD SCIENCES INC	COMMON STOCK		1,206
	GLAXOSMITHKLINE PLC SPONS ADR	COMMON STOCK		2,924
	GOLDMAN SACHS GROUP INC	COMMON STOCK		2,769
	HP INC	COMMON STOCK		4,226
	HALLIBURTON CO	COMMON STOCK		720
	HESS CORP	COMMON STOCK		1,251
	HEWLETT PACKARD ENTERPRISE CO	COMMON STOCK		2,174
	INCYTE CORP	COMMON STOCK		357
	JOHNSON CONTROLS INTERNATIONAL PLC	COMMON STOCK		3,579
	JPMORGAN CHASE & CO	COMMON STOCK		1,843
	JUNIPER NETWORKS INC	COMMON STOCK		1,058
	LINCOLN	COMMON STOCK		326
	LYONDELL	COMMON STOCK		596
	MEDTRONIC PLC	COMMON STOCK		824
	METLIFE INC	COMMON STOCK		3,502
	MICRO FOCUS INTERNATIONAL PLC SPND ADR	COMMON STOCK		257
	MICROSOFT CORP	COMMON STOCK		3,470
	MICROCHIP TECHNOLOGY	COMMON STOCK		2,914
	MOLSON COORS BEVERAGE CO B	COMMON STOCK		1,369
	NOV INC	COMMON STOCK		282
	NEWS CORP NEW CL A	COMMON STOCK		371
	NOVARTIS AG SPON ADR	COMMON STOCK		2,493
	OCCIDENTAL PETROLEUM CORP	COMMON STOCK		1,974
	OCCIDENTAL PETROLEUM WT	COMMON STOCK		97
	OTIS	COMMON STOCK		554
	QURATE	COMMON STOCK		823
	RAYTHEON	COMMON STOCK		3,290
	SANOFI SPON ADR	COMMON STOCK		2,658
	SCHLUMBERGER LTD	COMMON STOCK		1,341
	SCHWAB CHARLES CORP	COMMON STOCK		5,410
*	STATE STREET CORP	COMMON STOCK		1,920
*	STATE STREET GOVERNMENT SHORT TERM INVESTMENT FUND	MUTUAL FUND		1,971
	T MOBILE	COMMON STOCK		378
	TE CONNECTIVITY LTD	COMMON STOCK		2,542
	TRUIST FINL CORP	COMMON STOCK		1,658
	UNITEDHEALTH GROUP INC	COMMON STOCK		2,069
	VNWARE INC CL A	COMMON STOCK		926
	WELLS FARGO & CO	COMMON STOCK		3,583
	WILLIAMS	COMMON STOCK		1,209
	NET PAYABLES			(12)
		DODGE & COX VALUE EQUITY FUND		$134,860
*    Identified as a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CBS 401(k) PLAN

Date: June 25, 2021	By:	/s/ Mark Beatty
Mark Beatty
Member of the Administrative Committee

VIACOMCBS INC.

	By:	/s/ Katherine Gill-Charest
Katherine Gill-Charest
Executive Vice President, Controller and Chief Accounting Officer